Exhibit 99.1

Sapiens Partners with FinTLV to Simplify Technology Innovation for Insurers

By leveraging FinTLV’s access to insurtech companies around the globe, Sapiens plans to incorporate new technologies and provide strong insurtech ecosystems for its core products

Holon, Israel – September 5, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has established a partnership with FinTLV, a venture capital fund that provides industry expertise and financial investment to trailblazing start-ups developing innovative financial technology. The partnership is designed to enable Sapiens to bridge the gap between insurance carriers and insurtech start-ups, with a focus on simplifying access to innovative insurance technologies.

Sapiens’ global insurance technology leadership and vast product portfolio – combined with FinTLV’s access to a large number of insurtech-related technologies and companies, and expertise in managing innovation programs for insurance companies – is expected to result in a unique value proposition for Sapiens’ insurance provider clients. Leveraging the skills and resources of both organizations will simplify the creation of innovation programs to facilitate, support and promote innovation and disruption within the insurance industry, especially within the Sapiens client family.

A sampling of the benefits insurers can derive from the partnership include:

●	Annual innovation programs tailor-made for customers’ unique business scenarios.
●	Formulation of new value propositions and new products.
●	Support for the full technology innovation lifecycle, from funnel, to proof of concept (POC) and successful production.

“This partnership allowsus to leverage FinTLV’s access to scores of insurtech-related technologies and companies around the globe, enabling us to incorporate new technologies and provide strong insurtech ecosystems for Sapiens’ core products,” said Alex Zukerman, head of corporate strategy, Sapiens. “Combining FinTLV’s proven ability to execute innovation programs with Sapiens’ strong software development skills and insurance expertise offers a tremendous value proposition for our clients, as they continue to modernize and transform their operations.”

“Sapiens’ proven ability to apply smart technologies to the insurance process has resulted in an impressive portfolio of production-level solutions for carriers,” said Gil Arazi, co-founder and managing partner of FinTLV. “We believe we can help Sapiens and its customers by exposing them to the latest insurtech offerings, supporting them in their innovation efforts and assisting in the adoption of new technologies. This will be a ‘win’ for everyone involved: carriers, Sapiens, FinTLV and the insurance industry as a whole.”

About FinTLV

FinTLV is a venture capital fund aiming to provide industry expertise and financial investment to trailblazing start-ups developing innovative, new-age financial technology. The firm also incorporates an Insurtech Open Corporate Innovation Platform, jointly with SOSA, a global network of tech innovation hubs, into its investments, connecting industry leaders to the heart of the Israeli start-up ecosystem. For more information: www.fintlv.com.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com